UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                              (AMENDMENT NO. ___)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            NPS PHARMACEUTICALS, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    62936P103
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 17, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 13 Pages
                              Exhibit Index: Page 8

CUSIP NO. 62936P103                                          PAGE 2 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only
4        Source of Funds (See Instructions)

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      3,139,016
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       3,139,016
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,139,016

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                         [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            6.8%

14       Type of Reporting Person (See Instructions)

                                            OO, IA

CUSIP NO. 62936P103                                          PAGE 3 OF 13 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  George Soros

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only
4        Source of Funds (See Instructions)

                  AF

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      3,139,016
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       3,139,016
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,139,016

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                            6.8%

14       Type of Reporting Person (See Instructions)

                                            IA

CUSIP NO. 62936P103                                          PAGE 4 OF 13 PAGES


This Statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.001 per share (the "Shares"), of NPS Pharmaceuticals, Inc., a Delaware corporation (the "Issuer").

The Statement is being filed on behalf of the Reporting Persons (as defined below), to report the acquisition of Shares as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares, and in order to report that the Reporting Persons are concerned about a number of aspects relating to the current operations of the Issuer and may seek to meet with the Board of Directors and/or senior management of the Issuer, as reported more specifically in response to Item 4 hereof.

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to Shares of the Issuer. The principal executive offices of the Issuer are located at 383 Colorow Drive, Salt Lake City, Utah 84108-1256.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"): Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC"), and George Soros, a United States citizen.

     The principal business address of SFM LLC and Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, New York 10106. SFM LLC serves, pursuant to contract, as the principal investment manager to several foreign investment companies. The principal occupation of Mr. Soros is his direction of the activities of SFM LLC, which is carried out in his capacity as Chairman of SFM LLC. Mr. Soros is the sole member of SFM LLC.

     The Shares which are the subject of this Statement are held for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners.

     Mr. Soros, as Chairman of SFM LLC, has the ability to direct the investment decisions of SFM LLC and as such may be deemed to have investment discretion over the securities held for the account of Quantum Partners.

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros has filed an appeal at the French Cour de Cassation where the matter is currently pending. Mr. Soros has elected to provide the foregoing information on a voluntary basis.

     During the last five years, none of the Reporting Persons and, to the knowledge of such Reporting Persons, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 62936P103                                          PAGE 5 OF 13 PAGES


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Shares were acquired for the account of Quantum Partners. Quantum Partners expended an aggregate of approximately $8,859,029 (excluding brokerage commissions) of its working capital to purchase the Shares reported herein as being acquired in the last 60 days.

     Quantum Partners may effect purchases of securities through margin accounts maintained for it with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, may be pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Shares for investment purposes. The purchases were made in the ordinary course of business, and, consistent with the investment purpose, the Reporting Persons may make, or cause, further acquisitions of Shares from time to time and may dispose of, or cause to be disposed, any or all of the Shares held by it at any time.

     The Reporting Persons believe that the market price of the Shares significantly undervalues the Issuer. Additionally, the Reporting Persons are concerned about a number of aspects relating to the past and current decision making and operations of the Issuer that they believe may have contributed to such undervaluation, including most specifically the significant allocation of resources to, and cash burn rate of, its Preos program. Representatives of the Reporting Persons have previously spoken with senior management in this regard and may in the future seek to meet with the board of directors and/or members of senior management to indicate their views on issues relating to the strategic direction undertaken by the Issuer and other matters of interest to stockholders generally. As part of such discussions, the Reporting Persons may suggest changes in the strategic direction of the Issuer as a means of enhancing stockholder value. Such suggestions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D. The Reporting Persons may also from time to time communicate publicly or privately with stockholders or third parties about any or all of the foregoing or other matters.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 46,090,509 on May 1, 2006. Each of SFM LLC and Mr. Soros may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of the 3,139,016 Shares held for the account of Quantum Partners. Such shares represent approximately 6.8% of the issued and outstanding Shares.

     (b)(i) SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 3,139,016 Shares held for the account of Quantum Partners.

          (ii) Mr. Soros, by virtue of his position with SFM LLC, may be deemed to have the sole power to direct the voting and disposition of the 3,139,016 Shares held for the account of Quantum Partners.

CUSIP NO. 62936P103                                          PAGE 6 OF 13 PAGES


     (c) The trading dates, number of shares purchased and price per share for all transactions by the Reporting Persons during the past 60 days are set forth in Exhibit B attached hereto. All such transactions were over-the-counter purchases for the account of Quantum Partners.

     (d) The shareholders of Quantum Partners are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the Shares held for the account of Quantum Partners, in accordance with their ownership interests in Quantum Partners.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Joint Filing Agreement, dated as of May 30, 2006, by and between Soros Fund Management LLC and George Soros.

     Exhibit B - List of transactions in Issuer's common stock taking place during the 60 day period preceding this filing.

     Exhibit C - Power of Attorney, dated as of June 16, 2005.

CUSIP NO. 62936P103                                          PAGE 7 OF 13 PAGES



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date:  May 30, 2006             SOROS FUND MANAGEMENT LLC



                                By:  /s/ Jodye M. Anzalotta
                                     -------------------------------------------
                                Name:   Jodye M. Anzalotta
                                Title:  Assistant General Counsel


Date:  May 30, 2006             GEORGE SOROS



                                By:  /s/ Jodye M. Anzalotta
                                     -------------------------------------------
                                Name:   Jodye M. Anzalotta
                                Title:  Attorney-In-Fact

CUSIP NO. 62936P103                                          PAGE 8 OF 13 PAGES

                                        EXHIBIT INDEX
                                                                                                        PAGE NO.

A.        Joint Filing Agreement, dated as of May 30, 2006, by and between Soros Fund Management LLC
          and George Soros...........................................................................        9

B.        Schedule of transactions effected during the last 60 days..................................        10

C.        Power of Attorney, dated as of June 16, 2005...............................................        13


CUSIP NO. 62936P103                                          PAGE 9 OF 13 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of NPS Pharmaceuticals, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date:  May 30, 2006             SOROS FUND MANAGEMENT LLC



                                By:  /s/ Jodye M. Anzalotta
                                     -------------------------------------------
                                Name:   Jodye M. Anzalotta
                                Title:  Assistant General Counsel


Date:  May 30, 2006             GEORGE SOROS



                                By:  /s/ Jodye M. Anzalotta
                                     -------------------------------------------
                                Name:   Jodye M. Anzalotta
                                Title:  Attorney-In-Fact

CUSIP NO. 62936P103                                          PAGE 10 OF 13 PAGES


                                    EXHIBIT B

        RECENT TRANSACTION IN THE SECURITIES OF NPS PHARMACEUTICALS, INC.

                                  DATE OF         NUMBER OF                 AGGREGATE PRICE                 NATURE OF
     FOR THE ACCOUNT OF          TRANSACTION      SECURITIES        (EXCLUDING BROKERAGE COMMISSIONS)       TRANSACTION
     ------------------          -----------      ----------        ---------------------------------       -----------

Quantum Partners LDC              4/17/2006          5,000                        $8.57                         Buy
Quantum Partners LDC              4/17/2006           600                         $8.77                         Buy
Quantum Partners LDC              4/17/2006          1,300                        $8.78                         Buy
Quantum Partners LDC              4/17/2006          1,300                        $8.79                         Buy
Quantum Partners LDC              4/17/2006          6,800                        $8.80                         Buy
Quantum Partners LDC              4/19/2006         10,000                        $9.00                         Buy
Quantum Partners LDC              4/21/2006           15                          $8.60                         Buy
Quantum Partners LDC              4/21/2006           202                         $8.61                         Buy
Quantum Partners LDC              4/21/2006          1,906                        $8.62                         Buy
Quantum Partners LDC              4/21/2006          7,829                        $8.63                         Buy
Quantum Partners LDC              4/21/2006           48                          $8.64                         Buy
Quantum Partners LDC              4/21/2006         10,000                        $8.65                         Buy
Quantum Partners LDC              4/24/2006          1,566                        $8.6                          Buy
Quantum Partners LDC              5/3/2006          20,000                        $4.99                         Buy
Quantum Partners LDC              5/3/2006           1,500                        $5.2                          Buy
Quantum Partners LDC              5/3/2006          20,000                        $5.25                         Buy
Quantum Partners LDC              5/3/2006          10,000                        $5.46                         Buy
Quantum Partners LDC              5/3/2006          10,000                        $5.5                          Buy
Quantum Partners LDC              5/3/2006          20,000                        $5.95                         Buy
Quantum Partners LDC              5/3/2006          100,000                       $5.57                         Buy
Quantum Partners LDC              5/3/2006          100,000                       $5.57                         Buy
Quantum Partners LDC              5/3/2006          50,000                        $5.45                         Buy
Quantum Partners LDC              5/5/2006            100                         $5.18                         Buy
Quantum Partners LDC              5/5/2006           8,090                        $5.19                         Buy
Quantum Partners LDC              5/5/2006          41,810                        $5.2                          Buy
Quantum Partners LDC              5/5/2006           1,219                        $5.27                         Buy
Quantum Partners LDC              5/5/2006           9,484                        $5.28                         Buy
Quantum Partners LDC              5/5/2006           9,297                        $5.29                         Buy
Quantum Partners LDC              5/9/2006           9,300                        $5.13                         Buy
Quantum Partners LDC              5/9/2006            800                         $5.14                         Buy
Quantum Partners LDC              5/9/2006          43,700                        $5.15                         Buy
Quantum Partners LDC              5/9/2006          26,200                        $5.16                         Buy
Quantum Partners LDC              5/10/2006          2,690                        $5.13                         Buy
Quantum Partners LDC              5/10/2006         17,310                        $5.14                         Buy
Quantum Partners LDC              5/15/2006           965                         $5.24                         Buy
Quantum Partners LDC              5/15/2006          5,474                        $5.25                         Buy
Quantum Partners LDC              5/15/2006         16,061                        $5.26                         Buy
Quantum Partners LDC              5/15/2006          4,297                        $5.27                         Buy
Quantum Partners LDC              5/15/2006          2,505                        $5.28                         Buy
Quantum Partners LDC              5/15/2006         10,240                        $5.29                         Buy
Quantum Partners LDC              5/15/2006         30,458                        $5.30                         Buy
Quantum Partners LDC              5/16/2006          9,898                        $5.27                         Buy
Quantum Partners LDC              5/16/2006          4,629                        $5.28                         Buy
Quantum Partners LDC              5/16/2006          5,448                        $5.31                         Buy
Quantum Partners LDC              5/16/2006           25                          $5.36                         Buy
Quantum Partners LDC              5/17/2006          1,400                        $5.40                         Buy
Quantum Partners LDC              5/17/2006           800                         $5.41                         Buy
Quantum Partners LDC              5/17/2006          2,381                        $5.42                         Buy




CUSIP NO. 62936P103                                          PAGE 11 OF 13 PAGES


                                  DATE OF         NUMBER OF                 AGGREGATE PRICE                 NATURE OF
     FOR THE ACCOUNT OF          TRANSACTION      SECURITIES        (EXCLUDING BROKERAGE COMMISSIONS)       TRANSACTION
     ------------------          -----------      ----------        ---------------------------------       -----------


Quantum Partners LDC              5/17/2006          7,200                        $5.43                         Buy
Quantum Partners LDC              5/17/2006         11,927                        $5.44                         Buy
Quantum Partners LDC              5/17/2006         32,800                        $5.45                         Buy
Quantum Partners LDC              5/17/2006         38,886                        $5.46                         Buy
Quantum Partners LDC              5/17/2006         48,950                        $5.47                         Buy
Quantum Partners LDC              5/17/2006          1,400                        $5.48                         Buy
Quantum Partners LDC              5/17/2006          1,600                        $5.49                         Buy
Quantum Partners LDC              5/17/2006           56                          $5.50                         Buy
Quantum Partners LDC              5/17/2006          2,943                        $5.26                         Buy
Quantum Partners LDC              5/17/2006          1,600                        $5.28                         Buy
Quantum Partners LDC              5/17/2006           800                         $5.30                         Buy
Quantum Partners LDC              5/17/2006          1,969                        $5.31                         Buy
Quantum Partners LDC              5/17/2006         36,000                       $5.374                         Buy
Quantum Partners LDC              5/17/2006         31,888                       $5.377                         Buy
Quantum Partners LDC              5/17/2006          8,000                        $5.43                         Buy
Quantum Partners LDC              5/18/2006          5,000                        $5.42                         Buy
Quantum Partners LDC              5/18/2006         15,000                        $5.46                         Buy
Quantum Partners LDC              5/18/2006          1,200                        $5.48                         Buy
Quantum Partners LDC              5/18/2006           926                         $5.49                         Buy
Quantum Partners LDC              5/18/2006           400                         $5.50                         Buy
Quantum Partners LDC              5/18/2006         11,489                        $5.51                         Buy
Quantum Partners LDC              5/18/2006         18,877                        $5.52                         Buy
Quantum Partners LDC              5/18/2006          2,096                        $5.54                         Buy
Quantum Partners LDC              5/18/2006          6,518                        $5.55                         Buy
Quantum Partners LDC              5/18/2006         14,558                        $5.56                         Buy
Quantum Partners LDC              5/18/2006         31,191                        $5.57                         Buy
Quantum Partners LDC              5/18/2006          1,700                        $5.58                         Buy
Quantum Partners LDC              5/18/2006         23,242                        $5.59                         Buy
Quantum Partners LDC              5/18/2006         66,592                        $5.60                         Buy
Quantum Partners LDC              5/18/2006         49,759                        $5.61                         Buy
Quantum Partners LDC              5/18/2006         22,020                        $5.62                         Buy
Quantum Partners LDC              5/18/2006          8,000                        $5.63                         Buy
Quantum Partners LDC              5/18/2006         16,932                        $5.64                         Buy
Quantum Partners LDC              5/18/2006         12,400                        $5.65                         Buy
Quantum Partners LDC              5/18/2006           200                         $5.66                         Buy
Quantum Partners LDC              5/18/2006           800                         $5.67                         Buy
Quantum Partners LDC              5/18/2006           400                         $5.68                         Buy
Quantum Partners LDC              5/18/2006          3,300                        $5.69                         Buy
Quantum Partners LDC              5/18/2006          1,800                        $5.70                         Buy
Quantum Partners LDC              5/18/2006           600                         $5.72                         Buy
Quantum Partners LDC              5/18/2006          1,000                        $5.73                         Buy
Quantum Partners LDC              5/19/2006          2,900                        $5.54                         Buy
Quantum Partners LDC              5/19/2006           500                         $5.55                         Buy
Quantum Partners LDC              5/19/2006          9,250                        $5.56                         Buy
Quantum Partners LDC              5/19/2006         11,307                        $5.57                         Buy
Quantum Partners LDC              5/19/2006          3,500                        $5.58                         Buy
Quantum Partners LDC              5/19/2006          7,205                        $5.59                         Buy
Quantum Partners LDC              5/19/2006          5,000                        $5.60                         Buy
Quantum Partners LDC              5/19/2006          3,000                        $5.61                         Buy
Quantum Partners LDC              5/19/2006         13,592                        $5.62                         Buy
Quantum Partners LDC              5/19/2006         21,030                        $5.63                         Buy
Quantum Partners LDC              5/19/2006           116                         $5.76                         Buy
Quantum Partners LDC              5/22/2006         16,770                        $5.68                         Buy



CUSIP NO. 62936P103                                          PAGE 12 OF 13 PAGES



                                  DATE OF         NUMBER OF                 AGGREGATE PRICE                 NATURE OF
     FOR THE ACCOUNT OF          TRANSACTION      SECURITIES        (EXCLUDING BROKERAGE COMMISSIONS)       TRANSACTION
     ------------------          -----------      ----------        ---------------------------------       -----------


Quantum Partners LDC              5/22/2006         10,162                        $5.69                         Buy
Quantum Partners LDC              5/22/2006         22,545                        $5.70                         Buy
Quantum Partners LDC              5/22/2006          7,265                        $5.71                         Buy
Quantum Partners LDC              5/22/2006          1,302                        $5.72                         Buy
Quantum Partners LDC              5/22/2006          4,300                        $5.73                         Buy
Quantum Partners LDC              5/22/2006          5,100                        $5.74                         Buy
Quantum Partners LDC              5/22/2006          3,400                        $5.75                         Buy
Quantum Partners LDC              5/22/2006         19,954                        $5.76                         Buy
Quantum Partners LDC              5/22/2006          5,400                        $5.77                         Buy
Quantum Partners LDC              5/22/2006         16,093                        $5.78                         Buy
Quantum Partners LDC              5/22/2006          2,517                        $5.79                         Buy
Quantum Partners LDC              5/22/2006          2,850                        $5.80                         Buy
Quantum Partners LDC              5/22/2006          3,331                        $5.81                         Buy
Quantum Partners LDC              5/22/2006          2,500                        $5.82                         Buy
Quantum Partners LDC              5/22/2006          1,800                        $5.83                         Buy
Quantum Partners LDC              5/22/2006          4,810                        $5.84                         Buy
Quantum Partners LDC              5/22/2006          5,249                        $5.85                         Buy
Quantum Partners LDC              5/22/2006          3,500                        $5.86                         Buy
Quantum Partners LDC              5/22/2006          2,552                        $5.87                         Buy
Quantum Partners LDC              5/22/2006          2,900                        $5.88                         Buy
Quantum Partners LDC              5/22/2006          2,400                        $5.89                         Buy
Quantum Partners LDC              5/22/2006           600                         $5.90                         Buy
Quantum Partners LDC              5/22/2006          1100                         $5.91                         Buy
Quantum Partners LDC              5/23/2006          1,400                        $5.85                         Buy
Quantum Partners LDC              5/23/2006          6,155                        $5.86                         Buy
Quantum Partners LDC              5/23/2006          6,347                        $5.87                         Buy
Quantum Partners LDC              5/23/2006         10,970                        $5.88                         Buy
Quantum Partners LDC              5/23/2006         13,723                        $5.89                         Buy
Quantum Partners LDC              5/23/2006         26,400                        $5.90                         Buy
Quantum Partners LDC              5/23/2006         19,000                        $5.91                         Buy
Quantum Partners LDC              5/23/2006         22,108                        $5.92                         Buy
Quantum Partners LDC              5/23/2006          9,928                        $5.93                         Buy
Quantum Partners LDC              5/23/2006         22,536                        $5.94                         Buy
Quantum Partners LDC              5/23/2006          7,533                        $5.95                         Buy
Quantum Partners LDC              5/23/2006          3,800                        $5.96                         Buy
Quantum Partners LDC              5/23/2006          1,800                        $5.97                         Buy
Quantum Partners LDC              5/23/2006           700                         $5.98                         Buy
Quantum Partners LDC              5/23/2006         10,800                        $5.92                         Buy




CUSIP NO. 62936P103                                          PAGE 13 OF 13 PAGES



                                    EXHIBIT C

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that I, GEORGE SOROS, hereby make, constitute and appoint each of ARMANDO T. BELLY, JODYE ANZALOTTA, MARYANN CANFIELD, JAY SCHOENFARBER and ROBERT SOROS. acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chairman of, member of or in other capacities with Soros Fund Management LLC ("SFM LLC") and each of its affiliates or entities advised by me or SFM LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to
Section 13(f) of the Act.

     All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

     Execution of this power of attorney revokes that certain Power of Attorney dated as of the 11th March 2005 with respect to the same matters addressed above.

     This power of attorney shall be valid from the date hereof until revoked by me.

     IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of June 2005.

                                  GEORGE SOROS



                                  /s/ Daniel Eule
                                  -------------------------------------
                                  Daniel Eule
                                  Attorney-in-Fact for George Soros